UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.     )

Centric Brands Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

15644G 104

(CUSIP Number)

John G. Finley The Blackstone Group L.P. 345 Park Avenue New York, NY 10154 (212) 583-5000	Marisa Beeney GSO Capital Partners LP 345 Park Avenue New York, NY 10154 (212) 503-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Capital Opportunities Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,474,182
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,474,182
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,474,182
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO CSF III Holdco LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,300,326
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,300,326
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,300,326
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Credit Alpha II Trading (Cayman) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 897,788
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 897,788
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,788
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Harrington Credit Alpha Fund (Cayman) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 149,632
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 149,632
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,632
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Aiguille des Grands Montets Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 126,439
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 126,439
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,439
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Capital Opportunities Associates III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,474,182
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,474,182
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,474,182
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Capital Solutions Associates III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,300,326
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,300,326
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,300,326
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Capital Solutions Associates III (Delaware) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,300,326
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,300,326
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,300,326
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Credit Alpha Associates II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 897,788
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 897,788
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,788
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Credit Alpha Associates II (Delaware) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 897,788
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 897,788
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,788
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Harrington Credit Alpha Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 149,632
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 149,632
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,632
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Holdings I L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,821,928
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,821,928
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,821,928
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 126,439
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 126,439
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,439
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS GSO Advisor Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 126,439
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 126,439
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,439
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS BTO Legend Holdings (Cayman) - NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,332,870
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,332,870
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,332,870
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS BTO Holdings (Cayman) - NQ Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,332,870
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,332,870
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,332,870
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,332,870
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,332,870
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,332,870
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Family Tactical Opportunities Investment Partnership III (Cayman) - NQ - ESC L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,264
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,264
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,264
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS BTO GP - NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,396,134
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,396,134
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,396,134
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 126,439
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 126,439
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,439
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,821,928
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,821,928
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,821,928
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,948,367
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,948,367
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,948,367
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,396,134
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,396,134
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,396,134
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings IV GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,396,134
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,396,134
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,396,134
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings IV GP Management (Delaware) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,396,134
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,396,134
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,396,134
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Holdings IV GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,396,134
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,396,134
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,396,134
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,344,501
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,344,501
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,344,501
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,344,501
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,344,501
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,344,501
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,344,501
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,344,501
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,344,501
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15644G 104

1	NAMES OF REPORTING PERSONS Bennett J. Goodman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,948,367
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,948,367

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,948,367
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Common Stock, $0.10 par value (the “Common Stock”) of Centric Brands Inc. (f/k/a Differential Brands Group Inc.), a Delaware corporation (the “Issuer”), having its principal executive offices at 1231 South Gerhart Avenue, Commerce, California 90022.

Item 2. Identity and Background

(a) and (b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i)

GSO Capital Opportunities Fund III LP, which is a Delaware limited partnership, GSO CSF III Holdco LP, which is a Delaware limited partnership, GSO Credit Alpha II Trading (Cayman) LP, which is a Cayman Islands limited partnership, GSO Harrington Credit Alpha Fund (Cayman) L.P., which is a Cayman Islands limited partnership and GSO Aiguille des Grands Montets Fund II LP, which is an Ontario, Canada limited partnership (collectively, the “GSO Funds”);

(ii)

GSO Capital Opportunities Associates III LLC, which is a Delaware limited liability company, GSO Capital Solutions Associates III LP, which is a Cayman Islands limited partnership, GSO Capital Solutions Associates III (Delaware) LLC, which is a Delaware limited liability company, GSO Credit Alpha Associates II LP, which is a Cayman Islands limited partnership, GSO Credit Alpha Associates II (Delaware) LLC, which is a Delaware limited liability company, GSO Harrington Credit Alpha Associates L.L.C., which is a Delaware limited liability company, GSO Holdings I L.L.C., which is a Delaware limited liability company, and GSO Capital Partners LP, which is a Delaware limited partnership (collectively, with the GSO Funds, the “GSO Entities”);

(iii)

BTO Legend Holdings (Cayman) - NQ L.P., which is a Québec société en commandite, and Blackstone Family Tactical Opportunities Investment Partnership III (Cayman) - NQ - ESC L.P., which is a Cayman Islands limited partnership (together, along with BTO Legend Holdings L.P., which serves as nominee for BTO Legend Holdings (Cayman) - NQ L.P. with respect to securities of the Issuer, the “Blackstone Funds”);

(iv)

BTO Holdings (Cayman) - NQ Manager L.L.C., which is a Delaware limited liability company, Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P., which is a Cayman Islands limited partnership, and BTO GP - NQ L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”);

(v)

GSO Advisor Holdings L.L.C., which is a Delaware limited liability company, Blackstone Holdings I L.P., which is a Delaware limited partnership, Blackstone Holdings II L.P., which is a Delaware limited partnership, Blackstone Holdings I/II GP Inc., which is a Delaware corporation, Blackstone Holdings IV L.P., which is a Québec société en commandite, Blackstone Holdings IV GP L.P., which is a Québec société en commandite, Blackstone Holdings IV GP Management (Delaware) L.P., which is a Delaware limited partnership, and Blackstone Holdings IV GP Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Holdings Entities”);

(vi)

The Blackstone Group L.P., which is a Delaware limited partnership; and Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Topco Entities” and collectively with the Blackstone Funds and the Blackstone Holdings Entities, the “Blackstone Persons”);

(vii)	Stephen A. Schwarzman, who is a United States citizen; and

(viii)	Bennett J. Goodman, who is a United States citizen.

The principal business address of each of the Blackstone Persons and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154. The principal business address of each of the GSO Entities and Mr. Goodman is c/o GSO Capital Partners LP, 345 Park Avenue, New York, New York 10154.

(c) The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of GSO Capital Opportunities Associates III LLC is performing the functions of, and serving as, the general partner of GSO Capital Opportunities Fund III LP and its related investment vehicles. The principal business of GSO Capital Solutions Associates III LP is performing the functions of, and serving as, the general partner of GSO CSF III Holdco LP and its related investment vehicles. The principal business of GSO Capital Solutions Associates III (Delaware) LLC is performing the functions of, and serving as, a general partner of GSO Capital Solutions Associates III LP. The principal business of GSO Credit Alpha Associates II LP is performing the functions of, and serving as, the general partner of GSO Credit Alpha II Trading (Cayman) LP and its related investment vehicles. The principal business of GSO Credit Alpha Associates II (Delaware) LLC is performing the functions of, and serving as, a general partner of GSO Credit Alpha Associates II LP. The principal business of GSO Harrington Credit Alpha Associates L.L.C. is performing the functions of, and serving as, the general partner of GSO Harrington Credit Alpha Fund (Cayman) L.P. and its related investment vehicles. The principal business of GSO Capital Partners LP is serving as the investment manager or adviser of GSO Aiguille des Grands Montets Fund II LP and other affiliated entities. The principal business of GSO Holdings I L.L.C. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in each of GSO Capital Opportunities Associates III LLC, GSO Capital Solutions Associates III (Delaware) LLC, GSO Credit Alpha Associates II (Delaware) LLC and GSO Harrington Credit Alpha Associates L.L.C. and other affiliated entities.

The principal business of the Blackstone Funds is investing in securities. The principal business of BTO Holdings (Cayman) - NQ Manager L.L.C. is performing the functions of, and serving as, the general partner of, BTO Legend Holdings (Cayman) - NQ L.P. The principal business of Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P. is performing the functions of, and serving as, the managing member of, BTO Holdings (Cayman) - NQ Manager L.L.C. and as the managing member (or similar position) and member or equity holder in other affiliated Blackstone entities. The principal business of BTO GP - NQ L.L.C. is performing the functions of, and serving as, the general partner of, Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P. and Blackstone Family Tactical Opportunities Investment Partnership III (Cayman) - NQ - ESC L.P. and as the managing member (or similar position) and member or equity holder in other affiliated Blackstone entities. The principal business of Blackstone Holdings IV L.P. is performing the functions of, and serving as, the sole member of BTO GP - NQ L.L.C. and as the managing member (or similar position) and member or equity holder in other affiliated Blackstone entities. The principal business of Blackstone Holdings IV GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings IV L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings IV GP Management (Delaware) L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings IV GP L.P. The principal business of Blackstone Holdings IV GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings IV GP Management (Delaware) L.P. and other affiliated Blackstone entities.

The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the special limited partner of GSO Capital Partners LP with the investment and voting power over the securities beneficially owned by GSO Capital Partners LP. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in GSO Advisor Holdings L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in GSO Holdings I L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P., Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the sole member of Blackstone Holdings IV GP Management L.L.C., controlling shareholder of Blackstone Holdings I/II GP, Inc., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P. The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

The principal occupation of Mr. Goodman is serving as an executive of GSO Holdings I L.L.C. and GSO Capital Partners LP.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price paid by the GSO Funds and the Blackstone Funds with respect to the Convertible Notes (as defined below) and the shares of the Issuer’s Common Stock purchased from the Issuer pursuant to the Subscription Agreements (as defined below) was $48,500,000, consisting of (i) a purchase price of $23,500,000.00 with respect to the Convertible Notes and (ii) a purchase price of $25,000,000.00 with respect to 3,125,000 shares of Common Stock. The GSO Funds and Blackstone Funds also received an aggregate of 23,094,501 additional shares of Common Stock in connection with providing the Second Lien Term Loans (as defined below) for which there was no additional consideration provided. The purchase of the Convertible Notes and the shares of Common Stock was financed with cash on hand from contributions of partners of the GSO Funds and the Blackstone Funds and/or borrowings drawn on such funds’ subscription-based credit facilities.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer, members of management or other security-holders of the Issuer, other holders of the Issuer’s Second Lien Term Loans (if the Reporting Persons syndicate any of the Second Lien Term Loans currently held by the Reporting Persons), lenders under the Issuer’s first lien credit agreement, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms of the Subscription Agreements, the Stockholders Agreement (as defined below) and the Registration Rights Agreement (as defined below), various alternative courses of action, including, without limitation, those related to various matters relating to the outstanding debt of the Issuer, including with respect to debt held from time to time by any of the Reporting Persons or its affiliates, which may include, but not be limited to, conversion of some or all of the debt into equity of the Issuer or one or more of its subsidiaries, foreclosure on collateral, material refinancing of such debt, a restructuring, reorganization or recapitalization transaction, which could include the purchase, repayment or exchange of some or all of the existing equity or debt securities of the Issuer or a refinancing of the Issuer’s indebtedness, an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the board of directors of the Issuer (including board composition) or management of the Issuer; acting as a participant in financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms of the Subscription Agreements, the Stockholders Agreement and the Registration Rights Agreement, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms of the Subscription Agreements, the Stockholders Agreement and the Registration Rights Agreement, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although such persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Calculations of the percentage of Common Stock beneficially owned assumes that there are a total of 57,977,300 shares of Common Stock outstanding as of October 29, 2018 following the transactions described herein, based on 14,079,480 shares of Common Stock issued and outstanding as of August 14, 2018, per the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2018, as adjusted for the issuance of an additional 43,897,820 shares of Common Stock in the aggregate on October 29, 2018, as described in the Issuer’s Current Report on Form 8-K filed on November 2, 2018.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, (i) GSO Capital Opportunities Fund III LP holds 9,358,749 shares of Common Stock and $8,923,464 principal amount of Convertible Notes (convertible into 1,115,433 shares of Common Stock), (ii) GSO CSF III Holdco LP holds 8,309,901 shares of Common Stock and $7,923,400 principal amount of Convertible Notes (convertible into 990,425 shares of Common Stock), (iii) GSO Credit Alpha II Trading (Cayman) LP holds 802,179 shares of Common Stock and $764,872 principal amount of Convertible Notes (convertible into 95,609 shares of Common Stock), (iv) GSO Harrington Credit Alpha Fund (Cayman) L.P. holds 133,697 shares of Common Stock and $127,480 principal amount of Convertible Notes (convertible into 15,935 shares of Common Stock), (v) GSO Aiguille des Grands Montets Fund II LP holds 112,974 shares of Common Stock and $107,720 principal amount of Convertible Notes (convertible into 13,465 shares of Common Stock), (vi) BTO Legend Holdings L.P., as nominee for BTO Legend Holdings (Cayman) - NQ L.P., holds 7,445,474 shares of Common Stock and $7,099,168 principal amount of Convertible Notes (convertible into 887,396 shares of Common Stock), and (vii) Blackstone Family Tactical Opportunities Investment Partnership III (Cayman) - NQ - ESC L.P. holds 56,527 shares of Common Stock and $53,896 principal amount of Convertible Notes (convertible into 6,737 shares of Common Stock).

GSO Capital Opportunities Associates III LLC is the general partner of GSO Capital Opportunities Fund III LP. GSO Capital Solutions Associates III LP is the general partner of GSO CSF III Holdco LP. GSO Capital Solutions Associates III (Delaware) LLC is a general partner of GSO Capital Solutions Associates III LP. GSO Credit Alpha Associates II LP is the general partner of GSO Credit Alpha II Trading (Cayman) LP. GSO Credit Alpha Associates II (Delaware) LLC is a general partner of GSO Credit Alpha Associates II LP. GSO Harrington Credit Alpha Associates L.L.C. is the general partner of GSO Harrington Credit Alpha Fund (Cayman) L.P. GSO Capital Partners LP is the investment manager of GSO Aiguille des Grands Montets Fund II LP. GSO Holdings I L.L.C. is the sole or managing member in each of GSO Capital Opportunities Associates III LLC, GSO Capital Solutions Associates III (Delaware) LLC, GSO Credit Alpha Associates II (Delaware) LLC and GSO Harrington Credit Alpha Associates L.L.C.

BTO Holdings (Cayman) - NQ Manager L.L.C. is the general partner of BTO Legend Holdings (Cayman) - NQ L.P. Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P. is the managing member of BTO Holdings (Cayman) - NQ Manager L.L.C. BTO GP - NQ L.L.C. is the general partner of Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P. and Blackstone Family Tactical Opportunities Investment Partnership III (Cayman) - NQ - ESC L.P. Blackstone Holdings IV L.P. is the sole member of BTO GP - NQ L.L.C. Blackstone Holdings IV GP L.P. is the general partner of Blackstone Holdings IV L.P. Blackstone Holdings IV GP Management (Delaware) L.P. is the general partner of Blackstone Holdings IV GP L.P. Blackstone Holdings IV GP Management L.L.C. is the general partner of Blackstone Holdings IV GP Management (Delaware) L.P. GSO Advisor Holdings L.L.C. is the special limited partner of GSO Capital Partners LP with the investment and voting power over the securities beneficially owned by GSO Capital Partners LP. Blackstone Holdings I L.P. is sole member of GSO Advisor Holdings L.L.C. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P. and Blackstone Holdings II L.P.

The Blackstone Group L.P. is the sole member of Blackstone Holdings IV GP Management L.L.C. and the controlling shareholder of Blackstone Holdings I/II GP, Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. In addition, Bennett J. Goodman may be deemed to have shared voting power and/or investment power with respect to the securities held by the GSO Funds.

Each such Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the Blackstone Funds and/or the GSO Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Blackstone Funds and GSO Funds to the extent they directly hold Issuer securities reported herein) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Stock.

The GSO Funds and Blackstone Funds have entered into a Stockholders Agreement with the Tengram Funds (as defined below) (see Item 6) pursuant to which, among other things, the Reporting Persons and the Tengram Funds have agreed to vote their shares of the Issuer’s Common Stock for two directors nominated by the Reporting Persons and two directors designated by the Tengram Funds, subject to reduction in the event that the Reporting Persons or the Tengram Funds reduce their ownership of the Issuer’s Common Stock, and for the Chief Executive Officer and for independent directors mutually acceptable to the Reporting Persons and the Tengram Funds.

Beneficial ownership amounts reported in this Schedule 13D exclude shares of Common Stock subject to the Stockholder Agreement held by the Tengram Funds. Given the terms of the Stockholder Agreement, as of the date hereof, each of the GSO Funds, the Blackstone Funds and the Tengram Funds and certain of their respective affiliates may be deemed to be a member of a “group” under Rule 13d-5 under the Exchange Act. Based in part on information provided by the Tengram Funds, as of October 29, 2018, such “group” may be deemed to beneficially own, in the aggregate 42,183,711 shares of Common Stock, or 66.5% of the outstanding shares of Common Stock, calculated assuming conversion of the Convertible Notes and the warrants held by the Tengram Funds.

The Tengram Funds have undertaken to file a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing the required information. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D filed by the Tengram Funds.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the past 60 days in shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 is incorporated by reference herein, as applicable.

Subscription Agreements

On October 29, 2018, the GSO Funds and the Blackstone Funds entered into subscription agreements (the “Subscription Agreements”) with the Issuer. Pursuant to the Subscription Agreements, on October 29, 2018 (the “Closing Date”), the GSO Funds and the Blackstone Funds acquired (i) $25,000,000.00 aggregate principal amount of the Issuer’s subordinated convertible promissory notes (the “Convertible Notes”), which Convertible Notes will be convertible at the election of the GSO Funds and the Blackstone Funds into shares of Common Stock, (ii) 3,125,000 shares of Common Stock for a purchase price of $25,000,000.00 and (iii) 23,094,501 additional shares of Common Stock in connection with providing the Second Lien Term Loans. There was no additional consideration provided for these 23,094,501 additional shares of Common Stock.

The Convertible Notes do not initially bear interest. From and after April 29, 2019, the Convertible Notes bear interest at the rate of 12.0% per annum. From and after October 29, 2019, the Convertible Notes bear interest at the rate of 16.0% per annum, with such interest being payable in cash, unless the Issuer is unable to pay cash interest in which case such amounts will accrue to the principal amount of the Convertible Note. At any time after October 29, 2019 until the earlier to occur of (x) repayment in full of all principal and interest outstanding under the Second Lien Credit Agreement and (y) October 29, 2024 (such earlier date, the “Maturity Date”), the Convertible Notes will be convertible at the option of the GSO Funds and the Blackstone Funds into the number of shares of Common Stock determined by dividing the then outstanding principal amount of the Convertible Notes by the conversion price of $8.00, subject to certain adjustments. From and after the Closing Date until October 29, 2019, upon consummation of any sales of Common Stock by the Issuer for cash, the Issuer may, on at least ten (10) days’ prior written notice to the holder of a Convertible Note, prepay such Convertible Note in whole but not in part solely with the net proceeds of such sale of Common Stock in an amount equal to the greater of (x) the principal amount of such Convertible Note, together with accrued interest through and including the date of prepayment, or (y) the value equal to (i) the number of shares of Common Stock that would be received upon conversion of such Convertible Note on the repayment date multiplied by the market value of a share of Common Stock as of such date, plus (ii) any accrued but unpaid interest that has not been added to the principal amount of such Convertible Note on the date of such prepayment (such greater amount, the “Prepayment Amount”). Also, the Convertible Notes shall be prepayable in whole but not in part at the Prepayment Amount: (A) from October 29, 2019 through October 29, 2021 only upon a change in control or a liquidation of the Issuer, or (B) from October 29, 2021 until the Maturity Date, in each case on at least ten (10) days’ prior written notice to the holder.

Second Lien Credit Agreement

On October 29, 2018 (the “Closing Date”), the Issuer and certain of its subsidiaries entered into a second lien credit agreement with U.S. Bank National Association, as administrative agent and collateral agent, and the GSO Funds and the Blackstone Funds (the “Second Lien Credit Agreement”) pursuant to which the Issuer borrowed an aggregate principal amount of $668 million of second lien term loans (the “Second Lien Term Loans”). The obligations under the Second Lien Credit Agreement are guaranteed by certain domestic subsidiaries of the Issuer (the “Guarantors”) and are secured by substantially all assets of the Issuer and its domestic subsidiaries.

The Second Lien Credit Agreement contains customary representations and warranties, events of default and covenants, including, among other things and subject to certain exceptions, covenants that restrict the ability of the Issuer and its subsidiaries to incur additional indebtedness, create or permit liens on assets, engage in mergers or consolidations, dispose of assets, make prepayments of certain indebtedness, pay certain dividends and other restricted payments, make investments, and engage in transactions with affiliates. The events of default include, among other things, a change of control (however, a change of control does not include any removal of or failure to re-elect any or all of the directors of the Issuer). The Second Lien Credit Agreement requires the Issuer to comply with financial maintenance covenants to be tested quarterly (beginning with the fiscal quarter ending March 31, 2019).

Stockholder Agreement

On October 29, 2018, each of the GSO Funds and Blackstone Funds, along with TCP Denim, LLC, Tengram Capital Partners Fund II, L.P., Tengram Capital Partners Gen2 Fund, L.P., Tengram Capital Associates, LLC and RG II Blocker, LLC (collectively, the “Tengram Funds” and collectively with the GSO Funds and the Blackstone Funds, the “Sponsor Shareholders”) entered into a Stockholder Agreement among the Issuer and such Sponsor Shareholders (the “Stockholder Agreement”).

Board Rights

The Stockholder Agreement requires the Sponsor Shareholders to vote their shares of Common Stock for directors that are nominated for election in accordance with the provisions of the Stockholder Agreement.

Pursuant to the Stockholder Agreement, the Issuer’s board of directors shall have 8 members. For so long as the GSO Funds and Blackstone Funds collectively beneficially own (i) at least 50% of the outstanding shares of Common Stock on a fully diluted basis held by such GSO Funds and Blackstone Funds as of the Closing Date, GSO Capital Partners LP (on behalf of the GSO Funds and Blackstone Funds) is entitled to nominate for election two directors to the Issuer’s board of directors or (ii) at least 5% of the outstanding shares of Common Stock on a fully diluted basis held by such GSO Funds and Blackstone Funds as of the Closing Date, GSO Capital Partners LP (on behalf of the GSO Funds and Blackstone Funds) is entitled to appoint one director to the Issuer’s board of directors (collectively, the “GSO Directors”). Similarly, for so long as the Tengram Funds beneficially own (i) at least 50% of the outstanding shares of Common Stock on a fully diluted basis held by the Tengram Funds as of the Closing Date, the Tengram Funds may nominate two directors to the Issuer’s board of directors; and (ii) at least 5% of the outstanding shares of Common Stock of the Issuer on a fully diluted basis held by the Tengram Funds as of the Closing Date, the Tengram Funds may nominate one director to the Issuer’s board of directors (collectively, the “Tengram Directors”). The Sponsor Shareholders also agreed to cause the removal of the GSO Directors upon the request of the GSO Funds and Blackstone Funds, and the Tengram Directors upon the request of the Tengram Funds. Upon the written request of the Tengram Funds to GSO Capital Partners LP or GSO Capital Partners LP to the Tengram Funds, respectively, to remove an independent director of the Issuer, the Sponsor Shareholders shall take best efforts to cause such independent director to be removed as a director of the Issuer. The Sponsor Shareholders also agreed that they will not support the election of any independent director unless that individual is mutually acceptable to the Tengram Funds and the GSO Funds and Blackstone Funds and to support the election of the chief executive officer of the Company to the Board.

Additionally, the nominating and corporate governance committee of the Board (the “Nominating Committee”) shall consist of one member appointed by the Tengram Funds, one member appointed by GSO Capital Partners LP (on behalf of the GSO Funds and Blackstone Funds), and one independent director. For so long as the Tengram Funds collectively beneficially own at least 5% of the outstanding shares of Common Stock on a fully diluted basis held by the Tengram Funds as of the Closing Date, the Tengram Funds may nominate one member of the Nominating Committee. For so long as the GSO Funds and Blackstone Funds collectively beneficially own at least 5% of the outstanding shares of Common Stock on a fully diluted basis held by the GSO Funds and Blackstone Funds as of the Closing Date, GSO Capital Partners LP (on behalf of the GSO Funds and Blackstone Funds) may nominate one member of the Nominating Committee.

Also pursuant to the Stockholder Agreement, the Issuer agreed not to increase or decrease the number of directors on the board of directors of the Issuer and not to enter into a consolidation, merger or other strategic transaction if the consideration payable by the Issuer and its subsidiaries exceeds $50.0 million, in each case without the prior written consent of the Sponsor Shareholders.

Transfer Restrictions

Pursuant to the terms of the Stockholder Agreement, the shares of Common Stock and the Convertible Notes held by the Sponsor Shareholders may not be transferred (other than (i) to an affiliate of, or any investment fund or other entity controlled by, such Sponsor Shareholder and (ii) solely with respect to the Convertible Notes, if transferred together as an investment unit with any debt securities of the Issuer under the Second Lien Term Loans) during a lock-up period of twenty-four months beginning on the Closing Date, subject to certain exceptions.

Under the Stockholder Agreement, until the later of (i) two years after the Closing Date and (ii) the date on which the value of (A) the volume weighted average price of a share of Common Stock for twenty consecutive trading days multiplied by (B) the number of shares of Common Stock held by stockholders other than the Sponsor Shareholders, and each of their respective affiliates, exceeds $400.0 million, any proposed transfer by the Sponsor Shareholders (other than to an affiliate thereof or to any investment fund or other entity controlled thereby) of all or any portion of their Common Stock constituting greater than ten percent (10%) of the total number of shares of Common Stock outstanding will be subject to a right of first offer in favor of the non-transferring stockholders party to the Stockholder Agreement.

The Issuer also agreed to give the Sponsor Shareholders and their affiliates pre-emptive rights on equity issuances of the Issuer.

Registration Rights Agreement

On October 29, 2018, the Issuer, the GSO Funds and Blackstone Funds entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer granted the registration rights holders and each of their permitted transferees with certain demand and/or piggyback registration and shelf takedown rights. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act of 1933, as amended.

MIP Letter Agreement

On October 29, 2018, the Issuer, the GSO Funds and Blackstone Funds entered into an agreement (the “MIP Letter Agreement”). Pursuant to the MIP Letter Agreement, the Issuer agreed to create a new stock incentive compensation plan for the amount of 1,776,500 shares of Common Stock (the “Plan”), to be allocated by a special committee of the Issuer’s board of directors (such shares of Common Stock, the “Special Equity Allocation Pool”), and submit such Plan for a vote of the holders of Common Stock of the Issuer (the “Shareholders”).

In the event (i) the Plan is not approved by Shareholders and implemented within ninety (90) days of the Closing Date and (ii) any shares of the Special Equity Allocation Pool eligible to be awarded under the Plan (a) are not allocated by the special committee within 180 days following the Closing Date, or (b) if awarded, are forfeited, cancelled, exchanged, withheld or surrendered or if an award under the Plan terminates or expires without a distribution of the underlying shares of the Special Equity Allocation Pool to the applicable participant, the shares with respect to such award will, to the extent of any such forfeiture, cancellation, exchange, surrender, withholding, termination or expiration, no longer be available for any future awards under the Plan, will be removed from the aggregate amount of the Special Equity Allocation Pool and will instead be delivered to the GSO Funds and Blackstone Funds, pro rata in accordance with their holdings of shares of Common Stock on the Closing Date in accordance with the terms of the MIP Letter Agreement.

Rabin Subscription Agreement

October 29, 2018, the Issuer and Jason Rabin, the Chief Executive Officer of the Issuer, entered into a subscription agreement (the “Rabin Subscription Agreement”), pursuant to which Mr. Rabin acquired 3,125,000 shares of Common Stock for a purchase price of $25,000,000. Under the Rabin Subscription Agreement, the shares of Common Stock held by Mr. Rabin may not be transferred during a lock-up period of twenty-four months beginning on the Closing Date, subject to certain exceptions. GSO Capital Partners LP is a third party beneficiary of the Rabin Subscription Agreement and no amendments, modifications or waivers to the Rabin Subscription Agreement are permitted without the consent of GSO Capital Partners LP.

The above descriptions of the Subscription Agreements, the Convertible Notes, Second Lien Credit Agreement, the Stockholder Agreement, the Registration Rights Agreement, the MIP Letter Agreement and the Rabin Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements (or the form of such agreement) and documents, copies of which are filed as Exhibits C through J, respectively, to this Schedule 13D and which are incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit A Joint Filing Agreement by and among the Reporting Persons (filed herewith).

Exhibit B Power of Attorney, dated June 8, 2010, granted by Bennett J. Goodman in favor of Marisa Beeney (filed herewith).

Exhibit C Form of Subscription Agreement for the Issuance of Common Stock and Convertible Notes, dated October 29, 2018, by and among the Issuer, the GSO Funds and the Blackstone Funds (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 2, 2018).

Exhibit D Form of Subscription Agreement for the Issuance of Common Stock, dated October 29, 2018, by and among the Issuer, the GSO Funds and the Blackstone Funds (incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 2, 2018).

Exhibit E Form of Convertible Note (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 2, 2018).

Exhibit F Stockholder Agreement, dated October 29, 2018, by and among the Issuer and the Sponsor Shareholders (incorporated by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 2, 2018).

Exhibit G Registration Rights Agreement, dated October 29, 2018, by and among the Issuer, the GSO Funds and the Blackstone Funds (incorporated by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 2, 2018).

Exhibit H MIP Letter Agreement, dated October 29, 2018, by and among the Issuer, the GSO Funds and the Blackstone Funds (incorporated by reference to Exhibit 10.20 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 2, 2018).

Exhibit I Form of Rabin Subscription Agreement (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 2, 2018).

Exhibit J Second Lien Credit Agreement, dated as of October 29, 2018, by and among the Issuer, as borrower, the GSO Funds and the Blackstone Funds, and U.S. Bank National Association, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 2, 2018).

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2018

GSO CAPITAL OPPORTUNITIES FUND III LP
By: GSO Capital Opportunities Associates III LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CSF III HOLDCO LP
By: GSO Capital Solutions Associates III LP, its general partner
By: GSO Capital Solutions Associates III (Delaware) LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CREDIT ALPHA II TRADING (CAYMAN) LP
By: GSO Credit Alpha Associates II LP, its general partner
By: GSO Credit Alpha Associates II (Delaware) LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO HARRINGTON CREDIT ALPHA FUND (CAYMAN) L.P.
By: GSO Harrington Credit Alpha Associates L.L.C., its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO AIGUILLE DES GRANDS MONTETS FUND II LP
By: GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CAPITAL OPPORTUNITIES ASSOCIATES III LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Centric Brands Inc. – Schedule 13D]

GSO CAPITAL SOLUTIONS ASSOCIATES III LP
By: GSO Capital Solutions Associates III (Delaware) LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CAPITAL SOLUTIONS ASSOCIATES III (DELAWARE) LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CREDIT ALPHA ASSOCIATES II LP
By: GSO Credit Alpha Associates II (Delaware) LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CREDIT ALPHA ASSOCIATES II (DELAWARE) LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO HARRINGTON CREDIT ALPHA ASSOCIATES L.L.C.

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO HOLDINGS I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO CAPITAL PARTNERS LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Centric Brands Inc. – Schedule 13D]

GSO ADVISOR HOLDINGS L.L.C.
By: Blackstone Holdings I L.P., its sole member
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BTO LEGEND HOLDINGS (CAYMAN) - NQ L.P.
By: BTO Holdings (Cayman) - NQ Manager L.L.C., its general partner
By: Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P., its managing member
By: BTO GP - NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher James
Title:	Authorized Person

BTO HOLDINGS (CAYMAN) - NQ MANAGER L.L.C.
By: Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P., its managing member
By: BTO GP - NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BLACKSTONE TACTICAL OPPORTUNITIES MANAGEMENT ASSOCIATES (CAYMAN) - NQ L.P.
By: BTO GP - NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTO GP - NQ L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BLACKSTONE FAMILY TACTICAL OPPORTUNITIES INVESTMENT PARTNERSHIP III (CAYMAN) - NQ - ESC L.P.
By: BTO GP - NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

[Centric Brands Inc. – Schedule 13D]

BLACKSTONE HOLDINGS I L.P.
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS IV L.P.
By: Blackstone Holdings IV GP L.P., its general partner
By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS IV GP L.P.
By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS IV GP MANAGEMENT (DELAWARE) L.P.
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS IV GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[Centric Brands Inc. – Schedule 13D]

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman

BENNETT J. GOODMAN

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

[Centric Brands Inc. – Schedule 13D]